Exhibit 99.2
Media Release

Rio Tinto contributes $10 million to support COVID-19 community initiatives across Canada and United States

4 May 2020

MONTREAL, Canada--(BUSINESS WIRE)-- In order to support local community efforts to fight COVID-19 and its social and economic impacts, Rio Tinto is investing $10 million in a variety of grassroots projects across Canada and the United States.
From delivering critical equipment for people working in hospitals to providing practical support to communities and families, we are contributing to efforts by our partners to help fight the pandemic. In addition, Rio Tinto is supporting projects that maintain and create regional economic development, which is vital for the long-term prosperity of communities where it operates across Canada and the United States.
Rio Tinto Chief Executive J-S Jacques said “Rio Tinto is proud to play our part in supporting the outstanding and innovative efforts of our people, partners and wider communities in responding to the COVID-19 crisis.
“Our investments are targeted at practical solutions like funding the food banks or counselling and support services that are helping frontline response workers and the communities around our operations. We will also play our part in supporting and stimulating current and future economic activity through regional development initiatives that are vital for local jobs and businesses.
“Rio Tinto is committed to safely continuing to deliver products to our customers, spending money with our suppliers and investing in local initiatives, while supporting the efforts of governments to protect people and stimulate economic recovery.”
Some of the early initiatives Rio Tinto is contributing to include:
Canada
In Quebec, our aluminium operations in Saguenay – Lac-St-Jean donated 25,000 masks and other equipment worth around C$100,000 to the local health authority (CIUSSS); and provided C$75,000 to the start-up Entreprise Prémont to help add a new production line to address the shortage of surgical masks in Canada. Rio Tinto is producing hand sanitizer in order to free up supplies for our communities. Through the company’s employee donation matching initiative, C$100,000 has been provided to four local food banks in Havre-St-Pierre and Sorel-Tracy.
In British Columbia, the BC Works aluminium smelter made a C$50,000 contribution to the Kitimat General Hospital Foundation and provided reusable masks and safety glasses to the Royal Canadian Mounted Police.
In the Northwest Territories, the Diavik diamond mine is contributing C$60,000 to five Indigenous communities for community identified relief initiatives such as food hampers and on the land activities.
In Labrador, IOC has provided alternative housing support to a local shelter for use if women and children affected by COVID-19 need a secure refuge.

United States
In Arizona, Rio Tinto’s Resolution Copper project partnered with the United Food Bank to deliver 75,000 meals to the White Mountain Apache Tribe on the Fort Apache Reservation and is also donating 50,000 cans of water to support tribes in collaboration with Ball Corp and Can’d Aid.
In California, our borax business donated $10,000 to offer learning support and food assistance to families living near our Wilmington facility at the Port of Los Angeles. Rio Tinto’s Boron operation is also producing hand sanitizer in order to free up supplies for our communities.
In Utah, Rio Tinto’s Kennecott copper operation is partnering with the Natural History Museum to run a digital education hub pilot to improve access to technology for students. Kennecott is also producing hand sanitizer in order to free up supplies for our communities.
Further investments will be announced over the next six months.
Notes to editors
Rio Tinto’s support for community partners and COVID-19 initiatives in Canada and the United States draws on the $25 million fund we have announced globally, as well as refocusing support from our existing Rio Tinto Aluminium Canada Fund, Regional Economic Development Fund and site sponsorship and donation programs towards projects that address the current crisis.
Rio Tinto provides work for more than 19,000 people in Canada and the United States, producing aluminium, boron, copper, diamonds, iron ore and titanium. We operate in Quebec, Labrador Newfoundland, British Columbia and the Northwest Territories in Canada, and Utah, California, Arizona and Illinois in the United States. Our office in Montreal is a global hub for Rio Tinto that supports our operations around the world and our commercial centre in Chicago connects us with customers in the key market of the United States.
View source version on businesswire.com: https://www.businesswire.com/news/home/20200504005415/en/

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